UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

__________________________________________________________

FORESCOUT TECHNOLOGIES, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
34553D101
(CUSIP Number)
Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700
Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 6, 2020
(Date of Event Which Requires Filing of this Statement)

 __________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34553D101

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): PN, IA

CUSIP No. 34553D101

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): IN, HC

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the "SEC") on October 21, 2019 (the "Schedule 13D"), relating to the shares of common stock, par value $0.001 per share (the "Shares"), of Forescout Technologies, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2. Identity and Background

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065. The principal business of Corvex is serving as the investment adviser of private investment funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.

The Corvex Persons previously reported that they may have been deemed to have been members of a Section 13(d) group with Jericho Capital Asset Management L.P. and certain of its affiliates (the “Jericho Persons”). On February 6, 2020, following the Issuer’s announcement that it had agreed to be acquired but prior to the Corvex Persons executing the sales of Shares reported herein, the Corvex Persons and Jericho Persons terminated any possible Section 13(d) group relationship between them.

During the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

On February 6, 2020, prior to the 9:30 a.m. Eastern time opening of trading in Shares, (1) the Issuer publicly announced that it had entered into a definitive agreement pursuant to which Advent International and a co-investor will acquire all of the outstanding Shares of the Issuer for $33.00 per Share in an all cash transaction and (2) in light of such announcement, the Corvex Persons and the Jericho Persons no longer intend to engage together with the Issuer and its management regarding its business and prospects and as a result terminated any possible group relationship within the meaning of Regulation 13D-G of the Securities and Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Reporting Persons no longer beneficially own any Shares.

(c) Except as set forth in Exhibit 3 attached hereto, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Corvex Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) On February 6, 2020, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Shares.
Item 7. Material to be Filed as Exhibits

Exhibit 3	Transactions in the Shares effected in the past 60 days

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: February 7, 2020	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister

EXHIBIT 3
TRANSACTIONS
The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Corvex Persons or on behalf of the Corvex Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 7, 2020. Except as otherwise noted below, all such transactions were sales of securities effected in the open market, and the table reflects the average price per Share and includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Sale of Common Stock	2/06/2020	2,844,133	33.4505
Sale of Common Stock	2/07/2020	500,000	33.2025